NYSE: INXN 2 Nov 2016 © Copyright Interxion Holding N.V., 2016. 3Q 2016 EARNINGS CONFERENCE CALL Exhibit 99.2

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things: operating expenses cannot be easily reduced in the short term; inability to utilise the capacity of newly planned data centres and data centre expansions; significant competition; cost and supply of electrical power; data centre industry over-capacity; and performance under service level agreements. All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document. This document contains references to certain non-IFRS financial measures, such as EBITDA, adjusted EBITDA, recurring revenue, adjusted net income, adjusted diluted earnings per share. For definitions of these measures and a reconciliation of these measures to the nearest IFRS-measure, please refer to the appendix. Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors. Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number. DISCLAIMER

STRATEGIC & OPERATIONAL HIGHLIGHTS David Ruberg – Chief Executive Officer

Strong Bookings Drive Expansions in Multiple Geographies Revenue grew 7% Y/Y, 1% Q/Q Grew 10% Y/Y constant currency Recurring revenue grew 8% Y/Y, 1% Q/Q Adjusted EBITDA grew 11% Y/Y, 2% Q/Q Adjusted EBITDA margin of 45.9%, increased by 130 bps Y/Y Capital expenditure of €64.5 million including intangibles Strong orders drove increased capex guidance in the quarter Financial Execution Completed expansions in Frankfurt, Marseille and Vienna Utilisation rate at 78% New data centre announced in Frankfurt (FRA11) Further expansions announced in Paris, Marseille and Copenhagen All announced expansions on schedule Operational Execution 3Q 2016 PERFORMANCE

Adjusted EBITDA & Margin (€ millions) Revenue (€ millions) 45.5% 45.9% 44.6% 44.6% Margin Non- recurring revenue Recurring revenue 3Q Revenue €105.3 million Grew 7% Y/Y and 1% Q/Q Grew 10% Y/Y and 2% Q/Q constant currency 3Q Recurring revenue €100.0 million Grew 8% Y/Y and 1% Q/Q Grew 10% Y/Y and 2% Q/Q constant currency 95% of total revenue 3Q Adjusted EBITDA €48.3 million Grew 11% Y/Y and 2% Q/Q 3Q Adjusted EBITDA margin 45.9% 10% Constant Currency Revenue Growth Coupled with Adjusted EBITDA Margin Increase 98.0 92.8 100.7 95.1 45.0% 3Q 2016 FINANCIAL HIGHLIGHTS 102.0 97.2 104.0 99.3 100.0 105.3

Equipped & Revenue Generating Space (1,000’s sqm) Utilisation 78% 78% 78% 78% Available Equipped space Revenue generating space 101.6 100.2 Strong Installations Balanced by New Capacity Maintains Utilisation Rate 101.2 79% Equipped space of 107,800 sqm 3,600 sqm added in the quarter Revenue generating space of 84,100 sqm 2,500 sqm installed in the quarter Utilisation rate of 78% 3Q 2016 OPERATIONAL HIGHLIGHTS 104.2 107.8

Market Data Centre Project Project CapEx (€ millions) Equipped Space (sqm) Remaining Schedule Project Opened(1) Amsterdam AMS8 Phases 1 – 2 New Build 50 2,700 0 4Q16 - 1Q17 Copenhagen CPH2 Phase 1 - 2 New Build 19 1,100 500 1Q17 Dublin DUB3 Phase 1 – 2 New Build 28 1,200 0 4Q16 Frankfurt FRA10 Phases 1-4 New Build 92 4,800 4,800 Complete Frankfurt FRA11 Phases 1-4 New Build 95 4,800 0 4Q17 – 2Q18 Marseille MRS1 Phases 2 (cont.) - 3 30 2,200 800 2Q17 Paris PAR7 Phase 2 37 2,100 0 4Q16 - 2Q17 Vienna VIE2 Phases 1-6 New Build 65 4,200 3,100 2Q17 Announced Projects With Current or Pending Expansions(1) (See Appendix for further information) Completed expansions: FRA10: opened 2,400 sqm MRS1: opened 800 sqm VIE2: opened 300 sqm Recently announced expansions: FRA11: 4,800 sqm new data centre PAR7.2: further 1,000 sqm MRS1.3: 1,400 sqm Expansions totalling approximately 15,100 sqm opening in 2H16– 2017 EXPANDING FACILITIES TO SUPPORT CUSTOMER DEMAND As of 2 November 2016. CapEx and Equipped Space are approximate and may change. CapEx reflects the total spend for the listed project at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.

BUILDING COMMUNITIES OF INTEREST DELIVERS SIGNIFICANT CUSTOMER VALUE 11% 9% 11% Connectivity Providers Cloud Providers Systems Integrators Financial Services Digital Media / CDNs Enterprises Platforms Data / End-user applications 9% 29% 31% Foundational Segments Enhance Communities of Interest = % of September 2016 Monthly Recurring Revenue (excluding metered energy) for each industry segment Note: Totals may not add due to rounding.

FINANCIAL HIGHLIGHTS Josh Joshi – Chief Financial Officer

€ millions (except per share amounts) 3Q 2015 2Q 2016 3Q 2016 3Q 2016 vs. 3Q 2015 3Q 2016 vs. 2Q 2016 Recurring revenue 92.8 99.3 100.0 8% 1% Non-recurring revenue 5.2 4.7 5.3 1% 13% Revenue 98.0 104.0 105.3 7% 1% Gross profit 59.5 64.4 64.5 8% >0% Gross profit margin 60.7% 61.9% 61.3% +60bps -60 bps Adjusted EBITDA(1) 43.7 47.3 48.3 11% 2%% Adjusted EBITDA(1) margin 44.6% 45.5% 45.9% +130 bps +40 bps Net income 10.4 9.2 10.5 0.4% 14% EPS (diluted) €0.15 €0.13 €0.15 0% 15% Adjusted net income(1) 8.7 9.0 8.6 (1%) (5%) Adjusted EPS (diluted)(1) €0.12 €0.13 €0.12 (2%) (5%) Revenue grew 7% Y/Y and 1% Q/Q Constant currency revenue grew 10% Y/Y and 2% Q/Q GBP approximately 10% of 3Q 2016 revenue Gross profit margin grew to 61.3%, up 60 bps Y/Y Adjusted EBITDA(1) margin grew to 45.9%, up 130 bps Y/Y 3Q 2016 RESULTS Adjusted EBITDA, adjusted net income, and adjusted earnings per share (diluted) are non-IFRS figures intended to adjust for certain items. Full definitions can be found on the “Definitions” section in this slide deck. Reconciliations of adjusted EBITDA and adjusted net income to Net income can be found in the financial tables later in the appendix of this slide deck.

55.2% 53.7% 55.0% 56.9% 57.9% 58.3% Revenue grew 10% Y/Y, 2% Q/Q Recurring revenue grew 9% Y/Y, 2% Q/Q 9% Y/Y and 2% Q/Q constant currency Adjusted EBITDA grew 13% Y/Y, 4% Q/Q Strength in Austria, Spain and Sweden Revenue grew 6% Y/Y, 1% Q/Q Recurring revenue grew 7% Y/Y, 0.1% Q/Q 11% Y/Y and 1% Q/Q constant currency Adjusted EBITDA grew 5% Y/Y, (0.6%) Q/Q Strength in Germany, France and the Netherlands Revenue Adjusted EBITDA Adjusted EBITDA margin (€ millions) France, Germany, the Netherlands, and the UK Rest of Europe Solid Revenue Growth and Strong Margins in Both Reporting Segments 3Q 2016 REPORTING SEGMENT ANALYSIS Note: Analysis excludes “Corporate & Other” segment. 55.2% 59.0% 55.8% 57.3%

Capital Expenditures, including Intangible Assets By Geography (3Q 2016) By Category (3Q 2016) (€ millions) (€ millions) (€ millions) Increased Capital Expenditure Guidance to Support Order Driven Expansions DISCIPLINED INVESTMENTS FOR PROFITABLE GROWTH 64.5 78% 78% 78% 79% 78% 78% Utilisation

Cash position and growing operating cash flow fully funds expansions €100 million RCF remains undrawn 5.7% blended cost of debt 3Q 2016 LTM Cash ROGIC 12% € millions 30-Sept-16 31-Dec-15 Cash & Cash Equivalents 149.8 58.6 Total Borrowings(1) 737.2 555.1 Shareholders Equity 535.8 507.4 Total Capitalisation 1,273.0 1,062.5 Total Borrowings / Total Capitalisation 57.9% 52.2% Gross Leverage Ratio(2) 3.9x 3.3x Net Leverage Ratio(3) 3.1x 2.9x STRONG BALANCE SHEET Ample Liquidity Provides Flexibility for Future Growth Total Borrowings = 6.00% Senior Secured  Notes due 2020 including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Mortgages + Financial Leases + Revolving facility borrowings + Other Borrowings – Revolving facility deferred financing costs. Gross Leverage Ratio =  (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facility borrowings+ Other Borrowings)  /  LTM Adjusted EBITDA. Net Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facility balance + Other Borrowings – Cash & Cash Equivalents)  /  LTM Adjusted EBITDA.

DISCIPLINED INVESTMENTS DRIVE STRONG RETURNS



(• millions)
Q3 2016 LTM Returns
829
313
209
(8)
200
24%
Investments(3)
Revenue
Gross Profit (67% margin)
Maintenance Capex
Annual Cash Return

- **30 Fully Built-Out Data Centres(1)(2)**
  - Space fully equipped
  - Some power upgrades yet to come
  - As of 1 January 2015
- **70,500 sqm of equipped space**
- **82% utilisation**
- **24% annual cash return**

Attractive Cash Returns from Fully Built-Out Data Centres(1)

(1) *Fully Built-Out Data Centre: a data centre for which materially all equippable space is equipped. However, note, future power upgrades can further increase the capacity of a fully built out data centre.*

(2) *30 Fully Built-Out Data Centres as at 1 January 2015: AMS1, AMS3, AMS4, AMS5, AMS6, BRU1, CPH1, DUB1, DUB 2, FRA1, FRA2, FRA3, FRA4, FRA5, FRA6, FRA7, FRA8, FRA9, LON1, LON2, MAD1, PAR1, PAR2, PAR3, PAR4, PAR5, PAR6, STO1, STO3, and VIE1.*

(3) *Represents total cumulative investments in Data Centre Assets, including freehold land and buildings, infrastructure and equipment, Intangible assets, and assets under construction as at 30 Sept 2016.*

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14

CAGR(1) = 13% CAGR(1) = 17% Adjusted EBITDA Margin(3) 36% 39% 38% 38% 38% 39% 40% 42% 42% 41% 41% 43% 43% 43% 43% 43% 43% 43% 43% 43% 44% 44% 45% 45% 45% 46% 46% TRACK RECORD OF EXECUTION 40 Consecutive Quarters of Organic Revenue and Adjusted EBITDA Growth CAGR calculated as 3Q16 vs. 1Q10. Big 4 % defined as percentage of total revenue from France, Germany, Netherlands, and UK reporting segment. Adjusted EBITDA margin calculated as adjusted EBITDA divided by Revenue. Y/Y Growth 18% 19% 25% 23% 21% 19% 13% 16% 14% 13% 14% 13% 13% 13% 11% 7% 8% 9% 11% 15% 15% 14% 13% 12% 10% 9% 7% Big 4%(2) 60% 60% 60% 58% 60% 60% 59% 62% 61% 62% 62% 62% 63% 63% 62% 63% 63% 62% 63% 63% 63% 63% 65% 64% 64% 64% 65%

BUSINESS COMMENTARY OUTLOOK & CONCLUDING REMARKS David Ruberg – Chief Executive Officer

DEMAND PATTERNS UNFOLDING IN EUROPE & US Deployments are smaller and more geographically distributed in Europe than in the US Waves of demand are more asynchronous in Europe than in the US Resulting growth is more linear in Europe compared to the US Illustrative Compute Node Deployment Patterns in Europe & US

Range (in € millions) Revenue Adjusted EBITDA(1) Capital Expenditures 416 — 431 185 — 195 260 — 280 GUIDANCE FOR 2016 Adjusted EBITDA is a non-IFRS figure intended to adjust for certain items. Full definitions can be found on the “Definitions” section in this slide deck. A reconciliation of Adjusted EBITDA can be found in the financial tables later in the appendix of this slide deck.

APPENDIX

Data Centre Recurring Revenue Development Space Installed ARPU increases over time as IT workloads increase: Customers initially contract for space and modest power reservation(1) As workloads increase, larger power reservation fees are required and energy consumption increases Power Reservation & Energy Consumption Customer ARPU Development Revenue grows from space, power reservation, and energy consumption over time As data centres fill with customers: Revenue mix initially tilted toward space As space becomes more fully utilised, revenue growth from power reservation and energy consumption can continue ILLUSTRATIVE ARPU DEVELOPMENT Revenue Develops Over Time as Power Reservation and Energy Consumption Increase Power Reservation is the fee for infrastructure power (cooling, power distribution, etc.).

€ in millions (except as noted) 2014 2015 2016 2014 2015 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q FY FY                       Recurring revenue 75.9 78.7 80.9 83.7 87.1 90.3 92.8 95.1 97.2 99.3 100.0 319.2 365.2 Non-recurring revenue 4.7 4.9 5.6 6.2 5.4 5.2 5.2 5.6 4.8 4.7 5.3 21.4 21.4 Total revenue 80.6 83.6 86.4 89.9 92.5 95.4 98.0 100.7 102.0 104.0 105.3 340.6 386.6 Gross profit 48.0 49.6 50.9 53.0 56.2 57.8 59.5 61.4 62.9 64.4 64.5 201.6 234.9 Gross profit margin 59.6% 59.4% 58.9% 58.9% 60.8% 60.5% 60.7% 61.1% 61.6% 61.9% 61.3% 59.2% 60.8% Adj EBITDA 34.5 35.9 37.3 38.7 40.6 42.0 43.7 44.9 45.9 47.3 48.3 146.4 171.3 Adj EBITDA Margin 42.9% 42.9% 43.1% 43.0% 43.9% 44.0% 44.6% 44.6% 45.0% 45.5% 45.9% 43.0% 44.3% Net income 10.4 8.3 9.0 7.4 4.4(1) 21.6(1) 10.4(1,2) 12.1(1) 10.2(1) 9.2(1) 10.5(1) (2) 35.1 48.6(1,2) CapEx paid 57.0 54.4 57.0 47.8 67.6 47.8 35.3 42.0 50.0 62.6 64.5 216.3 192.6 Expansion/upgrade 52.7 51.0 51.2 43.7 64.2 44.3 30.4 36.9 45.3 56.3 58.8 198.7 175.7 Maintenance & other 3.7 2.6 5.0 2.9 1.1 2.6 3.0 3.6 2.1 4.4 2.2 14.3 10.4 Intangibles 0.6 0.8 0.8 1.2 2.3 0.9 1.9 1.5 2.6 1.9 3.5 3.3 6.5 Cash generated from operations 34.3 26.9 33.6 40.5 34.2(1) 54.1(1) 43.0(1) (2) 38.1(1) 50.4(1) 39.3(1) 41.6(1) (2) 135.4 169.4(1,2) Gross PP&E 1,045.4 1,105.8 1,183.1 1,235.6 1,308.8 1,350.2 1,375.6 1,418.7 1,457.2 1,541.2 1,581,1 1,235.6 1,418.7 Gross intangible assets 25.5 26.5 27.5 28.0 30.5 33.6 35.1 34.6 36.5 38.1 41.2 28.0 34.6 LTM Cash ROGIC 13% 12% 12% 11% 12% 12% 12% 12% 12% 11% 12% 11% 12% HISTORICAL FINANCIAL RESULTS Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding. The Company’s growth has been 100% organic; hence, gross goodwill is zero for all periods. Includes €6.9 million, €3.9 million, €0.5 million, €0.6 million, €0.2 million, €0.5 million and €0.9 million of M&A transaction cost in 1Q15, 2Q15, 3Q15, 4Q15, 1Q16, 2Q16, and 3Q16 respectively; also includes € 20.9 million M&A transaction break fee income in 2Q15. Includes gain on sale of financial asset.

€ in millions (except as noted) 2014 2015 2016 2014 2015 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q FY FY                       BIG 4 Recurring revenue 47.6 49.3 51.0 52.7 55.0 57.3 59.5 60.9 62.3 63.8 63.8 200.6 232.6 Non-recurring revenue 3.1 2.9 3.9 3.7 3.6 3.0 3.8 3.9 3.3 2.6 3.1 13.6 14.3 Total revenue 50.8 52.2 54.9 56.4 58.6 60.3 63.2 64.8 65.5 66.4 66.9 214.2 246.9 Gross profit margin 61.8% 61.2% 60.5% 60.1% 62.0% 62.6% 62.3% 62.0% 62.4% 63.4% 62.6% 60.9% 62.2% Adj EBITDA 27.3 27.9 29.2 29.0 31.4 33.2 34.9 34.8 36.2 37.0 36.8 113.4 134.3 Adj EBITDA margin 53.8% 53.4% 53.3% 51.4% 53.5% 55.1% 55.2% 53.7% 55.2% 55.8% 55.0% 52.9% 54.4% REST OF EUROPE Recurring revenue 28.2 29.4 29.9 31.0 32.1 33.0 33.3 34.2 35.0 35.6 36.2 118.6 132.6 Non-recurring revenue 1.6 2.0 1.7 2.5 1.8 2.2 1.5 1.7 1.5 2.1 2.2 7.8 7.1 Total revenue 29.8 31.4 31.6 33.5 33.9 35.1 34.8 35.9 36.5 37.6 38.4 126.4 139.6 Gross profit margin 62.2% 62.3% 61.5% 62.3% 64.6% 63.6% 64.3% 65.9% 66.9% 65.8% 65.2% 62.1% 64.6% Adj EBITDA 15.8 16.6 16.8 18.1 19.0 19.3 19.8 20.8 21.5 21.6 22.4 67.3 78.9 Adj EBITDA margin 52.9% 52.9% 53.1% 53.9% 56.0% 55.1% 56.9% 57.9% 59.0% 57.3% 58.3% 53.2% 56.5% CORPORATE & OTHER Adj EBITDA (8.5) (8.7) (8.7) (8.4) (9.7) (10.6) (11.0) (10.7) (11.8) (11.2) (10.8) (34.3) (41.9) HISTORICAL SEGMENT FINANCIAL RESULTS Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding.

Space figures in square metres(1) Recurring ARPU in € Customer Available Power in MW(1) 2014 2015 2016 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q                     Equipped space 82,900 86,000 88,600 93,500 94,800 98,300 100,200 101,200 101,600 104,200 107,800 Equipped space added 2,800 3,100 2,600 4,900 1,300 3,500 1,900 1,000 400 2,600 3,600 Revenue generating space 61,400 64,300 68,500 71,000 74,000 77,100 78,000 79,100 80,400 81,600 84,100 RGS added 1,700 2,900 4,200 2,500 3,000 3,100 900 1,100 1,300 1,200 2,500 Recurring ARPU 418 418 406 400 400 398 399 403 406 409 402 Utilisation (%)(2) 74% 75% 77% 76% 78% 78% 78% 78% 79% 78% 78% Equipped customer power 86 90 96 99 109 114 116 118 120 123 129 Maximum equippable customer power 139 139 145 145 153 154 177 179 178 178 187 Data centres in operation 36 37 38 40 39 40 40 41 41 42 42 HISTORICAL OPERATING METRICS All figures at the end of the period, except as noted. Maximum equippable customer power includes the announced maximum equippable customer power from current and announced data centres as at the date of each quarter’s respective report. Utilisation as at the end of the reporting period.

Space figures in square metres(1) 2014 2015 2016E(2) 2017E(2) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4QE 1QE 2QE 3QE 4QE BIG 4 France ‒ ‒ ‒ 600  ‒ ‒ 900 ‒ ‒ ‒ 800 500 ‒ 3,000 ‒ ‒ Germany  800 1,800  100 1,800  ‒  400 100 600 1,200 1,800 2,400 ‒ ‒ ‒ ‒ 2,400 Netherlands(3) 1,100 1,000 1,500 1,300  700 1,300 ‒ ‒ (700) ‒ ‒ 1,400 1,300 ‒ ‒ ‒ UK  ‒  100  100 ‒  ‒ ‒ 100 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ Subtotal 1,900 2,900 1,700 3,700 700 1,700 1,100 600 400 1,800 3,200 1,900 1,300 3,000 ‒ 2,400 REST OF EUROPE Austria  ‒  ‒  ‒ 1,300  600 600 ‒ 300 ‒ ‒ 300 ‒ ‒ 1,100 ‒ ‒ Belgium  300  ‒  ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ Denmark  ‒  ‒  ‒ ‒ ‒ ‒ ‒ ‒ ‒ 500 ‒ ‒ 600 ‒ ‒ ‒ Ireland  ‒  ‒  ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ 1,200 ‒ ‒ ‒ ‒ Spain   ‒  ‒  ‒ ‒ ‒ ‒ 800 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ Sweden 500  ‒ 900 ‒ ‒ 1,100 ‒ ‒ ‒ 200 ‒ ‒ ‒ ‒ ‒ ‒ Switzerland  ‒ 100  ‒ ‒ ‒ 100 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ Subtotal 800 100 900 1,300 600 1,800 800 300 ‒ 700 300 1,200 600 1,100 ‒ ‒ Total additional equipped space 2,800 3,100 2,600 4,900 1,300 3,500 1,900 1,000 400 2,600 3,600 3,100 1,900 4,100 ‒ 2,400 SCHEDULED EQUIPPED SPACE ADDITIONS Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not add due to rounding. Future expansion additions based on announced schedule, which is subject to change; additions scheduled for the first half are noted in the second quarter and additions scheduled for the second half are noted in the fourth quarter. HIL1 exited in 1Q15; AMS2 exited in 1Q16. 2,400 sqm currently announced to open in 2018. 8,400 Sqm in 2017 9,700 Sqm in 2016 7,700Sqm in 2015 13,400 Sqm in 2014

Space figures in square metres(1) Data Centres in Operation / under Construction Maximum Equippable Space in Country (incl DC’s under construction) Equipped Space in Country Equipped Space Under Construction in Country(2) Unequipped Space Available for Development BIG 4 France 8 28,600 19,800 3,500 5,200 Germany 13 29,100 24,200 4,800 100 Netherlands(3) 7 27,900 19,900 2,700 5,300 UK 2 6,800 6,800 0 0 REST OF EUROPE Austria 2 10,900 7,900 1,100 1,900 Belgium 1 5,100 5,000 0 100 Denmark 2 5,400 4,300 600 500 Ireland 3 5,800 3,400 1,200 1,200 Spain 2 5,700 5,700 0 0 Sweden 4 5,100 4,900 0 200 Switzerland 1 7,100 5,800 0 1,300 Total 45 137,500 107,800 13,900 15,800 COUNTRY ANALYSIS Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not add due to rounding. Future expansion additions based on announced schedule, which is subject to change; Includes sites on owned and available land, under lease agreements, and options Maximum Equippable Space (incl DC’s under construction) = Equipped Space + Under Construction Space + Unequipped Space

PAN-EUROPEAN DATA CENTRE PORTFOLIO

	Location	Owned / Leased	Build Out Status[1]	Maximum Equippable Space (sqm)[2][3]	Location	Owned / Leased	Build Out Status[1]	Maximum Equippable Space (sqm)[2][3]
Big 4	**FRANCE**				**NETHERLANDS**			
	MRS1	Owned	Expanding	6,400	AMS1	Leased	Fully	600
	PAR1	Leased	Fully	1,400	AMS3	Owned	Fully	3,000
	PAR2	Leased	Fully	2,900	AMS4	Leased	Fully	NM [5]
	PAR3	Owned	Fully	2,000	AMS5	Leased	Fully	4,300
	PAR4	Leased	Fully	1,300	AMS6	Owned	Fully	4,400
	PAR5	Owned	Fully	4,000	AMS7	Finance Lease[4]	Expanding	7,600
	PAR6	Leased	Fully	1,300	AMS8	Finance Lease	Under Construction	7,900
	PAR7	Finance Lease[4]	Expanding	9,300	**UK**			
					LON1	Leased	Fully	5,400
					LON2	Leased	Fully	1,500
	GERMANY							
	DUS1	Leased	Expanding	3,300	FRA5	Leased	Fully	1,700
	DUS2	Leased	Expanding	1,200	FRA6	Leased	Fully	2,200
	FRA1	Leased	Fully	500	FRA7	Leased	Fully	1,500
	FRA2	Leased	Fully	1,100	FRA8	Owned	Fully	3,700
	FRA3	Leased	Fully	2,200	FRA9	Leased	Fully	800
	FRA4	Leased	Fully	1,400	FRA10	Owned	Expanding	4,800
					FRA11	Owned	Under Construction	4,800
ROE	**AUSTRIA**				**SPAIN**			
	VIE1	Owned	Fully	4,700	MAD1	Leased	Fully	4,000
	VIE2	Owned	Expanding	6,200	MAD2	Leased	Expanding	1,700
	BELGIUM				**SWEDEN**			
	BRU1	Owned	Fully	5,100	STO1	Leased	Fully	1,900
	DENMARK				STO2	Leased	Expanding	1,200
	CPH1	Leased	Fully	3,800	STO3	Leased	Fully	900
	CPH2	Owned	Expanding	1,600	STO4	Leased	Expanding	1,100
	IRELAND				**SWITZERLAND**			
	DUB1	Leased	Fully	1,100	ZUR1	Leased	Expanding	7,100
	DUB2	Leased	Fully	2,300				
	DUB3	Owned	Under Construction	2,300				
	TOTAL							**137,500**

(1) Built Out Status as at 1 January 2015, consistent with slide 14
(2) Maximum equippable space as at 30 September 2016.
(3) Not included in Maximum Equippable Space, Interxion owns or leases land for data centre development in Copenhagen, Dublin, Frankfurt, Madrid, Marseille and Paris.
(4) Purchase options have been exercised, though not yet closed
(5) Maximum equippable space for AMS4 is included in the maximum equippable space of AMS1

Totals:	#	sqm	%
Owned	13	53,000	38.5%
Finance Lease	3	24,800	18.0%
Operating Lease	29	59,700	43.4%
Total	**45**	**137,500**	**100.0%**

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27

ADJUSTED NET INCOME RECONCILIATION

Reconciliation to adjusted net income

€ in millions (except as noted)	2014				2015				2016			2014	2015
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	FY	FY
Net income – as reported	**10.4**	**8.3**	**9.0**	**7.4**	**4.4**	**21.6**	**10.4**	**12.1**	**10.2**	**9.2**	**10.5**	**35.1**	**48.6**
Add back													
+ Refinancing charges	–	0.6	–	–	–	–	–	–	–	–	–	0.6	–
+ M&A transaction costs	–	–	–	0.3	6.9	3.9	0.5	0.6	0.2	0.5	0.9	0.3	11.8
	–	0.6	–	0.3	6.9	3.9	0.5	0.6	0.2	0.5	0.9	0.9	11.8
Reverse													
- M&A transaction break fee income	–	–	–	–	–	(20.9)	–	–	–	–	–	–	(20.9)
- Profit on sale of financial asset	–	–	–	–	–	–	(2.3)	–	–	–	(0.3)		(2.3)
- Adjustment for onerous leases	–	(0.8)	–	–	(0.1)	–	(0.1)	–	–	–	–	(0.8)	(0.2)
- Adjustment of finance lease obligation											(1.4)		
- Interest capitalised	(0.8)	(0.8)	(1.3)	(0.6)	(0.9)	(0.7)	(0.4)	(0.6)	(0.5)	(0.7)	(1.3)	(3.6)	(2.6)
	(0.8)	(1.6)	(1.3)	(0.6)	(1.0)	(21.6)	(2.8)	(0.6)	(0.5)	(0.7)	(3.0)	(4.4)	(26.0)
Tax effect of above add backs & reversals	0.2	0.3	0.3	0.2	(1.4)	4.4	0.6	0.0	0.1	0.1	0.2	0.9	3.5
Adjusted net income	**9.8**	**7.6**	**8.0**	**7.2**	**8.9**	**8.3**	**8.7**	**12.1**	**10.0**	**9.0**	**8.6**	**32.5**	**37.9**
Reported Basic EPS (€)	0.15	0.12	0.13	0.11	0.06	0.31	0.15	0.17	0.15	0.13	0.15	0.51	0.70
Reported Diluted EPS (€)	0.15	0.12	0.13	0.11	0.06	0.31	0.15	0.17	0.14	0.13	0.15	0.50	0.69
Adjusted Basic EPS (€)	0.14	0.11	0.12	0.10	0.13	0.12	0.12	0.17	0.14	0.13	0.12	0.47	0.55
Adjusted Diluted EPS (€)	0.14	0.11	0.11	0.10	0.13	0.12	0.12	0.17	0.14	0.13	0.12	0.46	0.54

Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding.

interxion

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Reconciliation to adjusted EBITDA                 € in millions (except as noted) 2010 2011 2012 2013 2014 2015 2016 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q Q2 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q                           Net income (4.7) 4.0 5.9 9.5 2.8 5.2 6.9 10.6 8.7 8.7 8.6 5.6 7.0 6.6 (16.5)(1) 9.8 10.4 8.3 9.0 7.4 4.4 21.6 10.4 12.1 10.2 9.2 10.5 Income tax expense / (benefit) 1.2 2.9 1.6 (3.2) 2.3 2.3 3.2 1.9 3.9 4.1 4.3 3.5 3.4 3.1 (4.1) 3.7 4.2 3.9 3.9 3.5 2.4 8.2 4.7 2.6 4.7 4.2 4.5 Profit / (loss) before taxation (3.5) 6.9 7.5 6.3 5.1 7.5 10.1 12.6 12.6 12.9 12.8 9.1 10.3 9.7 (20.6) 13.4 14.6 12.2 12.8 10.8 6.8 29.8 15.2 14.7 14.9 13.4 15.0 Net finance expense 13.5 4.8 5.1 6.1 6.6 6.0 5.3 5.0 4.4 3.9 3.8 5.7 6.5 7.3 38.1(1) 5.6 5.4 7.5 7.0 8.0 6.6 7.9 6.4 8.1 8.0 10.2 8.6 Operating profit 10.0 11.7 12.6 12.4   11.7 13.5 15.3 17.5   17.1 16.7 16.6 14.8 16.8 17.1 17.5 19.0 20.0 19.7 19.8 18.8 13.4 37.7 21.6 22.8 22.9 23.5 23.6 Depreciation, amortisation and impairments 7.2 7.5 7.8 8.6 8.5 9.6 9.1 8.4 9.7 10.2 11.0 13.1 14.0 14.9 15.2 13.5 14.0 14.9 16.0 17.3 18.2 19.6 20.3 20.2 21.5 22.0 22.1 EBITDA 17.2 19.2 20.4 21.0   20.3 23.1 24.4 25.9   26.7 27.0 27.6 27.8 30.8 32.0 32.7 32.5 34.0 34.6 35.9 36.2 31.6 57.3 41.8 43.0 44.4 45.6 45.7 Share-based payments 0.3 0.4 0.4 0.6 0.3 0.3 0.7 1.3 0.7 0.9 1.2 2.6 1.0 0.8 1.1 1.3 0.6 2.1 1.5 2.3 2.2 1.8 1.7 1.5 1.4 1.3 1.8 Increase/(decrease) in provision for onerous lease contracts 0.1 0.1 0.1 (0.1) 0.0 ‒ ‒ ‒ ‒ ‒ ‒ 0.8 ‒ ‒ - ‒ ‒ (0.8) ‒ ‒ (0.1) ‒ (0.1) ‒ ‒ ‒ ‒ IPO transaction costs ‒ ‒ ‒ ‒ 1.7 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ - ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ - - - M&A transaction break fee income ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ - ‒ ‒ ‒ ‒ ‒ ‒ (20.9) ‒ ‒ - - - M&A transaction costs ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ - ‒ ‒ ‒ ‒ 0.3 6.9 3.9 0.5 0.6 0.2 0.5 0.9 Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0) (0.0) Adjusted EBITDA 17.4 19.6 20.8 21.4   22.2 23.3 25.0 27.1   27.3 27.8 28.7 31.2 31.7 32.7 33.7 33.8 34.5 35.9 37.3 38.7 40.6 42.0 43.7 44.9 45.9 47.3 48.3 Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding. Includes €31 million in one-time charges related to debt refinancing; see adjusted net income reconciliation elsewhere in this Appendix. NON-IFRS RECONCILIATIONS

Reconciliation to Segment adjusted EBITDA € in millions 2014 2015 2016 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q           BIG 4         Operating profit 18.3 18.7 18.4 17.6 19.5 20.3 21.7 21.7 21.7 22.4 21.9 Depreciation, amortisation and impairments 8.9 9.5 10.5 11.2 11.7 12.5 13.1 13.0 14.3 14.5 14.8 EBITDA 27.2 28.3 28.9 28.7 31.2 32.9 34.8 34.7 36.0 36.9 36.7 Share-based payments 0.2 0.5 0.3 0.4 0.3 0.5 0.4 0.2 0.3 0.1 0.1 Increase/(decrease) in provision for onerous lease contracts ‒ (0.8) ‒ ‒ (0.1) ‒ (0.1) ‒ ‒ ‒ ‒ Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0) (0.0) Adjusted EBITDA 27.3 27.9 29.2 29.0 31.4 33.2 34.9 34.8 36.2 36.9 36.8   ROE Operating profit 11.5 11.8 11.9 12.6 13.3 13.2 13.5 14.4 15.3 15.1 16.0 Depreciation, amortisation and impairments 4.3 4.5 4.6 5.1 5.4 5.9 6.1 6.2 6.1 6.4 6.3 EBITDA 15.7 16.3 16.5 17.8 18.8 19.1 19.6 20.6 21.4 21.5 22.3 Share-based payments 0.1 0.3 0.3 0.3 0.2 0.2 0.2 0.2 0.1 0.1 0.1 Adjusted EBITDA 15.8 16.6 16.8 18.1 19.0 19.3 19.8 20.8 21.5 21.6 22.4   CORPORATE & OTHER Operating profit/(loss) (9.8) (10.9) (10.4) (11.4) (19.4) 4.2 (13.6) (13.3) (14.1) (13.9) (14.3) Depreciation, amortisation and impairments 0.8 0.8 0.9 1.0 1.1 1.1 1.1 1.0 1.0 1.1 1.0 EBITDA (9.0) (10.0) (9.6) (10.4) (18.3) 5.3 (12.5) (12.3) (13.0) (12.8) (13.3) Share-based payments 0.4 1.4 0.8 1.7 1.7 1.1 1.1 1.1 1.0 1.1 1.6 M&A transaction costs ‒ ‒ ‒ 0.3 6.9 3.9 0.5 0.6 0.2 0.5 0.9 M&A transaction break fee income ‒ ‒ ‒ ‒ ‒ (20.9) ‒ ‒ ‒ ‒ ‒ Adjusted EBITDA (8.5) (8.7) (8.7) (8.4) (9.7) (10.6) (11.0) (10.7) (11.8) (11.2) (10.8) NON-IFRS RECONCILIATIONS Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding.

Adjusted EBITDA and EBITDA: EBITDA is defined as net profit plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets. We define adjusted EBITDA as EBITDA adjusted for share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions and adjustments related to terminated and unused datacentre sites. In certain circumstances, we may also adjust for gains or losses that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses (e.g., Dutch crisis wage tax, IPO transaction costs) Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on adjusted net profit Adjusted net profit: We define adjusted net profit as net profit adjusted to exclude income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments to provisions which are not reflective of our ongoing performance, and adjustments related to capitalised interest. In certain circumstances, we may also adjust for gains or losses that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses (e.g., Dutch crisis wage tax, IPO transaction costs) Big 4: France, Germany, the Netherlands, and the UK CAGR: Compound Annual Growth Rate Capital expenditures including intangible assets: represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as "Purchase of property, plant and equipment" and "Purchase of intangible assets”, respectively. Investments in intangibles assets include power grid rights and software development Cash ROGIC: Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and other capex) divided by {Average of opening and closing (gross PP&E plus gross intangible assets plus gross goodwill)} Constant Currency: Measurements of the given metric that eliminate the effects of foreign currency rate fluctuations. To calculate this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the comparative period rather than the actual exchange rates in effect during the respective periods.  Corporate and Other: Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities CDNs: Content Distribution Networks Churn: contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month Definitions

Customer Available Power: the current installed electrical customer capacity Equipped Space: the amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure. IAAS: Infrastructure as a Service LTM: Last Twelve Months ended 30 September 2016, unless otherwise noted MW: Megawatts PAAS: Platform as a Service SAAS: Software as a Service SQM: Square metres Recurring ARPU: Monthly recurring revenue per square metre calculated as {reported recurring revenue in the quarter divided by 3} divided by {sum of prior and current quarter end reported revenue generating space divided by 2} Recurring Revenue: revenue that is incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland Revenue Generating Space: the amount of Equipped Space that is under contract and billed on the relevant date Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilised due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation Rate does not reach 100% YTM: Yield to maturity Definitions (cont’d)

Investor Relations Contact Jim Huseby VP - Investor Relations +1-813-644-9399 IR@interxion.com